[DIGITAL RECORDERS LETTERHEAD]

October 15, 2004

VIA EDGAR

Ms. O. Nicole Holden
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0308
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Digital Recorders, Inc. Form 8-K filed September 10, 2004

Dear Ms. Holden:

     We are in the process of preparing our response to your comment letter dated September 24, 2004. As you have discussed with our counsel by telephone, we respectfully request an extension of the deadline for filing our response letter. We believe that we will be able to provide our response by Friday, October 29, 2004.

     Should you have any questions regarding this request, please contact me at (214) 378-4900, or our counsel, Kenn Webb of Carrington, Coleman, Sloman & Blumenthal, at (214) 855-3148.

     Thank you.

Sincerely,

/s/ DAVID L. TURNEY

David L. Turney
Chairman, CEO and President

cc: Kenn W. Webb